UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone Number: (212) 826-1100

Copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David E. Shapiro

Telephone Number: (212) 403-1000

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 30, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269279402	Page	2	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,781,977 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,781,977 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,781,977 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)     WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”), WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”), WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”), WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”).  Fund IV AIV I holds directly 6,127,505 shares of common stock of the Issuer, Fund IV AIV II holds directly 6,125,959 shares of common stock of the Issuer, Fund IV AIV III holds directly 6,127,291 shares of common stock of the Issuer, Co-Invest Fund AIV holds directly 6,784,461 shares of common stock of the Issuer; WLR/GS Fund AIV holds directly 1,547,037 shares of common stock of the Issuer and Parallel Fund holds directly 69,724 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of WLR Select Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	3	of	41

          Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	4	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	5	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV I, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,127,505(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,127,505(1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,127,505(1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)     WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,127,505 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I.

          Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV I.

CUSIP No.	269279402	Page	6	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV II, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,125,959 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,125,959 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,125,959 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)     WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,125,959 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV II.  WL Ross & Co. LLC is the investment manager of Fund IV AIV II.

CUSIP No.	269279402	Page	7	of	41

          Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV II.

CUSIP No.	269279402	Page	8	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV III, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,127,291(1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,127,291 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,127,291 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)     WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,127,291 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV III.

          Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV III.

CUSIP No.	269279402	Page	9	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0- (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	10	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment XCO AIV, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,784,461 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,784,461 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,784,461 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)     WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 6,784,461 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

          Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC may be deemed to share voting and dispositive power over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	11	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON PN

CUSIP No.	269279402	Page	12	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment XCO AIV, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,547,037 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,547,037 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,037 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)     WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

CUSIP No.	269279402	Page	13	of	41

          Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	14	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 69,724 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 69,724 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,724 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)     WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 69,724 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	15	of	41

          Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	16	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 69,724 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 69,724 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,724 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14		TYPE OF REPORTING PERSON CO

(1)     WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 69,724 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	17	of	41

          Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	18	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 69,724 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 69,724 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,724 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)     WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 69,724 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	19	of	41

          Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	20	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,547,037 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,547,037 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,037 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)     WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”)  holds directly 1,547,037 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

CUSIP No.	269279402	Page	21	of	41

          Accordingly, WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	22	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Associates LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,784,461 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,784,461 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,784,461 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)     WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 6,784,461 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

CUSIP No.	269279402	Page	23	of	41

          Accordingly, WLR Select Associates LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	24	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,450,479 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,450,479 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,450,479 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)     WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,127,505 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,125,959 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,127,291 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”), which holds directly 69,724 shares of common stock of the Issuer.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	25	of	41

          Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV III and (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	26	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,781,977 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,781,977 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,781,977 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14		TYPE OF REPORTING PERSON PN

(1)     WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,127,505 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,125,959 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,127,291 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 6,784,461 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 69,724 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	27	of	41

          Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	28	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,781,977 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,781,977 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,781,977 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14		TYPE OF REPORTING PERSON OO

(1)     WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,127,505 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,125,959 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,127,291 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 6,784,461 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 69,724 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	29	of	41

          Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	30	of	41

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,781,977 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,781,977 (1) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,781,977 (1) (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14		TYPE OF REPORTING PERSON IN

(1)     WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 6,127,505 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 6,125,959 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 6,127,291 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 6,784,461 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 1,547,037 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 69,724 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”), Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WLR Select Associates LLC is the general partner of Co-Investment, L.P. (“Co-Invest Fund”) and Co-Invest Fund AIV.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Co-Investment, L.P. (“WLR/GS Fund”) and WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

CUSIP No.	269279402	Page	31	of	41

          Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

Item 1.  Security and Issuer

This Amendment No. 6 (this “Amendment No. 6”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, as amended by Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the SEC on January 25, Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the SEC on January 27, 2011, Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D filed with the SEC on February 4, 2011, Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D filed with the SEC on July 28, 2011 and Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D filed with the SEC on August 8, 2011 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, TX 75251.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 26,781,977 shares of Common Stock reported herein by the Reporting Persons were acquired for an aggregate purchase price of approximately $470,707,450 (excluding brokerage commissions). The shares of Common Stock that are reported on this Schedule 13D were acquired with cash from the limited partners of Fund IV, Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On July 27, 2011, the Reporting Persons entered into a standstill agreement (the “Prior Standstill Agreement”) with the Issuer and a Special Committee of the Board of Directors of the Issuer (the “Special Committee”).  Pursuant to the Prior Standstill Agreement, from the date of execution of the Prior Standstill Agreement until the closing of trading on the New York Stock Exchange on February 3, 2013 (the “Prior Standstill Period”), the Reporting Persons were not permitted to acquire any outstanding equity securities of the Issuer that would cause the Reporting Persons and their affiliates to beneficially own in the aggregate twenty percent (20%) or more of the Issuer’s outstanding equity securities and were subject to certain other restrictions with respect to actions regarding the Issuer and its securities.

On August 22, 2011, the Issuer publicly announced that it was accelerating the expiration date of its previously adopted shareholder rights plan (the “Current Rights Plan”) from the close of business on January 24, 2012 to the close of business on September 30, 2011, and that it would afford parties who had previously entered into confidentiality agreements containing standstill provisions the opportunity to enter into new agreements that would permit the purchase of additional shares of the Issuer's Common Stock, which agreements would expire on September 30, 2011.

In connection with the process announced by the Issuer, the Reporting Persons on August 30, 2011 entered into a revised standstill agreement (the “Revised Standstill Agreement”) with the Issuer.  Pursuant to the Revised Standstill Agreement, from the date of execution of the Revised Standstill Agreement until the closing of trading on the New York Stock Exchange on September 30, 2011 (the “Revised Standstill Period”), the Reporting Persons may not acquire any outstanding equity securities of the Issuer that would cause the Reporting Persons and their affiliates to beneficially own in the aggregate twenty percent (20%) or more of the Issuer’s outstanding equity securities (the 20% Limitation”).  The Revised Standstill Agreement also provides that the Issuer may not modify or amend the Current Rights Plan, or adopt any rights plan in the future, that would limit the Reporting Persons’ ability to beneficially own an amount of the Issuer’s outstanding equity securities up to the 20% Limitation.  The Revised Standstill Agreement supersedes the Prior Standstill Agreement in its entirety.

In addition, during the Revised Standstill Period, the Revised Standstill Agreement restricts the Reporting Persons from, among other things and subject to certain exceptions, (i) acquiring or offering to acquire an amount of the Issuer’s Common Stock that would exceed the 20% Limitation or any other rights or interests that would increase the aggregate economic or voting interest of the Reporting Persons and their affiliates in the Issuer in excess of the 20% Limitation, (ii) making any offers to acquire a majority of the voting or other equity securities of the Issuer or a majority of the assets of the Issuer, or engaging in any other transactions that would result in a change of control of the Issuer (a “Control Transaction”); (iii) entering into agreements or arrangements, or joining or forming any groups, for the purpose of acquiring, holding, voting or disposing of the Issuer’s equity securities or to otherwise act in concert with respect to the Issuer’s equity securities; (iv) soliciting proxies for the voting of Issuer securities in connection with any Control Transaction; (v) making any director nomination or shareholder proposal with respect to the Issuer; (vi) soliciting proxies to vote in favor of the election of any candidate for election to the Issuer’s board nominated by any party other than the Issuer; (vii) advising, assisting, encouraging or providing financing to any other person or group, or joining any such group, that is undertaking any of the foregoing actions, (viii) publicly disclosing any intention to take any of the foregoing actions; (ix) taking any action that would require the Issuer to make any public disclosure regarding any of the foregoing actions or in response thereto; or (x) publicly requesting the Issuer to amend any of the aforementioned provisions of the Revised Standstill Agreement.

The foregoing description of the Revised Standstill Agreement is qualified in its entirety by the Revised Standstill Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Without limiting the foregoing, the Reporting Persons reserve the right to exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any, including the Revised Standstill Agreement.  Each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to, from time to time and as permitted by the Revised Standstill Agreement, (i) purchase or otherwise acquire additional shares of Common Stock, or other securities or interests of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) engage in or encourage communications with, directly or through intermediaries, the Issuer, members of management, the Board, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring (A) extraordinary corporate transactions (including transactions in which the Reporting Persons and/or its affiliates may be proposed as acquirers) or sales or acquisitions of assets or businesses, (B) changes to the Issuer’s capitalization or dividend policy, (C) other changes to the Issuer’s business or structure or (D) one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5.      Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) As of the close of business on August 31, 2011, the Reporting Persons beneficially own, in the aggregate, a total of 26,781,977 shares of Common Stock, which represent approximately 12.5% of the Issuer’s outstanding Common Stock. Fund IV AIV I holds directly 6,127,505 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock, Fund IV AIV II holds directly 6,125,959 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock, Fund IV AIV III holds directly 6,127,291 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock, Co-Invest Fund AIV holds directly 6,784,461 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock, WLR/GS Fund AIV holds directly 1,547,037 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock and Parallel Fund holds directly 69,724 shares of Common Stock, representing approximately 0.03% of the outstanding shares of Common Stock. As of the close of business on August 31, 2011, the number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in rows 7 through 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated by reference into this Item 5 by reference). All percentages set forth in this paragraph are based on 214,051,219 shares of Common Stock outstanding as of July 27, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Issuer’s fiscal quarterly period ended June 30, 2011.

Except for Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund, each of the Reporting Persons disclaims beneficial ownership of the securities referred to in this Schedule 13D, and the filing of this Schedule 13D should not be construed as an admission that any of the Reporting Persons is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement. Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund each disclaim beneficial ownership of the shares held directly by the other.

(c) No Reporting Person has effected any transaction in shares of Common Stock since Amendment No. 5, except as set forth in the attached Schedule I.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by:

(i) adding the following at the end thereof:  “The information set forth in response to this Item 6 is qualified in its entirety by reference to the Revised Standstill Agreement, which is incorporated herein by reference.”

(ii) deleting the sentence from Item 6 of Amendment No. 4 which reads as follows:  “The information set forth in response to this Item 6 is qualified in its entirety by reference to the Standstill Agreement, which is incorporated herein by reference.”

In all other respects, Item 6 remains unchanged.

Item 7.  Material to be Filed As Exhibits.

Exhibit No.	Description
Exhibit 99.4	Standstill Agreement, dated as of August 29, 2011, by and among EXCO Resources, Inc., WL Ross & Co. LLC and the other signatories thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2011

WL ROSS & CO. LLC

By:         /s/ Wilbur L. Ross, Jr.
Name:  Wilbur L. Ross, Jr.
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV I, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,

                its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV II, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR RECOVERY FUND IV XCO AIV III, L.P.

By:         WLR Recovery Associates IV LLC,
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT CO-INVESTMENT, L.P.

By:         WLR Select Associates LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT CO-INVESTMENT XCO AIV, L.P.

By:         WLR Select Associates LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR/GS MASTER CO-INVESTMENT, L.P.

By:         WLR Master Co-Investment GP, LLC

                its General Partner

By:         WL Ross Group, L.P.,

                its Managing Member

By:         El Vedado, LLC,

                its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR/GS MASTER CO-INVESTMENT XCO AIV, L.P.

By:         WLR Master Co-Investment GP, LLC
its General Partner

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC,
its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR IV PARALLEL ESC, L.P.

By:         INVESCO WLR IV ASSOCIATES LLC
its General Partner

By:         INVESCO Private Capital, Inc.
its Managing Member

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

                its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR SELECT ASSOCIATES LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WLR MASTER CO-INVESTMENT GP, LLC

By:         WL Ross Group, L.P.,
its Managing Member

By:         El Vedado, LLC, its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

INVESCO PRIVATE CAPITAL, INC.

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

                its Chief Executive Officer

INVESCO WLR IV ASSOCIATES LLC

By:         INVESCO Private Capital, Inc.
its Managing Member

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross

                its Chief Executive Officer

WL ROSS GROUP, L.P.

By:         El Vedado, LLC, its General Partner

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

EL VEDADO, LLC

By:         /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.,

                its Managing Member

WILBUR L. ROSS, JR.

                /s/ Wilbur L. Ross, Jr.

                Wilbur L. Ross, Jr.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.4	Standstill Agreement, dated as of August 29, 2011, by and among EXCO Resources, Inc., WL Ross & Co. LLC and the other signatories thereto.

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock*	Price Per Share**
Fund IV AIV I	8/18/2011	Purchase	17,650	$13.00
Fund IV AIV I	8/18/2011	Purchase	5,347	$13.63
Fund IV AIV I	8/19/2011	Purchase	29,737	$12.30
Fund IV AIV I	8/22/2011	Purchase	605	$11.98
Fund IV AIV I	8/23/2011	Purchase	12,403	$11.93
Fund IV AIV II	8/18/2011	Purchase	17,645	$13.00
Fund IV AIV II	8/18/2011	Purchase	5,345	$13.63
Fund IV AIV II	8/19/2011	Purchase	29,730	$12.30
Fund IV AIV II	8/22/2011	Purchase	604	$11.98
Fund IV AIV II	8/23/2011	Purchase	12,399	$11.93
Fund IV AIV III	8/18/2011	Purchase	17,649	$13.00
Fund IV AIV III	8/18/2011	Purchase	5,346	$13.63
Fund IV AIV III	8/19/2011	Purchase	29,736	$12.30
Fund IV AIV III	8/22/2011	Purchase	604	$11.98
Fund IV AIV III	8/23/2011	Purchase	12,402	$11.93
Parallel Fund	8/18/2011	Purchase	201	$13.00
Parallel Fund	8/18/2011	Purchase	61	$13.63
Parallel Fund	8/19/2011	Purchase	339	$12.30
Parallel Fund	8/22/2011	Purchase	7	$11.98
Parallel Fund	8/23/2011	Purchase	142	$11.93
Co-Invest Fund AIV	8/8/2011	Purchase	468,326	$12.64
Co-Invest Fund AIV	8/8/2011	Purchase	331,674	$13.21
Co-Invest Fund AIV	8/18/2011	Purchase	100,355	$13.00
Co-Invest Fund AIV	8/18/2011	Purchase	30,401	$13.63
Co-Invest Fund AIV	8/19/2011	Purchase	33,458	$12.30
Co-Invest Fund AIV	8/22/2011	Purchase	680	$11.98
Co-Invest Fund AIV	8/23/2011	Purchase	13,954	$11.93

*              The number of securities reported represents an aggregate number of shares purchased in multiple open market transactions over a range of purchase prices.

**           The price reported represents the weighted average price (excluding brokerage commissions).  Each of the Reporting Persons undertakes to provide the staff of the SEC, the Issuer or a stockholder of the Issuer, upon request, the number of shares purchased by such Reporting Person at each separate price within the range.